UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of May 2025

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

CONTENTS

Reference is made to the Report of Foreign Private Issuer on Form 6-K furnished by Jeffs’ Brands Ltd (the “Company”) to the U.S. Securities Exchange Commission on March 11, 2025 (the “Prior 6-K”).

In connection with the acquisition of Pure NJ Logistics LLC (“Pure Logistics”) by Smart Repair Pro, a wholly owned subsidiary of the Company, pursuant to a purchase agreement dated March 10, 2025 (the “Acquisition”), as disclosed in the Prior 6-K, the Company is filing with this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) the unaudited pro forma condensed combined financial information of the Company updated to reflect the effect of the Acquisition as if it had occurred on December 31, 2024 and on January 1, 2025, as Exhibit 99.1 and the audited consolidated financial information of Pure Logistics for the year ended December 31, 2024 as Exhibit 99.2.

The unaudited pro forma condensed combined financial information does not necessarily reflect what the Company’s results of operations, balance sheets or cash flows would have been during the periods presented had the Acquisition been completed in prior periods and does not necessarily indicate what the Company’s results of operations, balance sheets, cash flows or costs and expenses will be in the future.

This Form 6-K, is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904 and File No. 333-285030) and Registration Statements on Form S-8 (File No. 333-269119 and File No. 333-280459), to be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Unaudited Pro Forma Condensed Combined Financial Information.
99.2	Audited Consolidated Financial Information of Pure NJ Logistics LLC, for the year ended December 31, 2024.
99.3	Consent of Elkana Amitai, CPA, independent registered accounting firm for Pure NJ Logistics LLC
104	Cover Page Interactive Data File (embedded within Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: May 5, 2025	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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